UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NORTEL INVERSORA S.A.

(Name of Issuer)

American Depositary Shares, representing Class B Preferred Shares

(Title of Class of Securities)

656567401

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 656567401	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Berkley Ventures Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (see Item 4)
	6	SHARED VOTING POWER 3,563,640 American Depositary Shares (representing Class B Preferred Shares)*
	7	SOLE DISPOSITIVE POWER 0 (see Item 4)
	8	SHARED DISPOSITIVE POWER 3,563,640 American Depositary Shares (representing Class B Preferred Shares)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,563,640 American Depositary Shares (representing Class B Preferred Shares)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1% of the Class B Preferred Shares*
12	TYPE OF REPORTING PERSON CO

*

Berkley Ventures is currently the beneficial owner of 3,563,640 American Depositary Shares (“ADS”) representing 178,182, or 12.1%, of the Class B Preferred Shares of Nortel Inversora S.A. (the “Issuer”), based on 1,470,455 Class B Preferred Shares stated to be outstanding as of September 30, 2012 in the Issuer’s most recent Form 6-K filed with the Securities and Exchange Commission on November 20, 2012. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer.

CUSIP No. 656567401	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Berkley Capital Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (see Item 4)
	6	SHARED VOTING POWER 108,568 American Depositary Shares (representing Class B Preferred Shares)*
	7	SOLE DISPOSITIVE POWER 0 (see Item 4)
	8	SHARED DISPOSITIVE POWER 108,568 American Depositary Shares (representing Class B Preferred Shares)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,568 American Depositary Shares (representing Class B Preferred Shares)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% of the Class B Preferred Shares*
12	TYPE OF REPORTING PERSON CO

*

Berkley Capital is currently the beneficial owner of 108,568 American Depositary Shares (“ADS”) representing 5428.4, or 0.4%, of the Class B Preferred Shares of Nortel Inversora S.A. (the “Issuer”), based on 1,470,455 Class B Preferred Shares stated to be outstanding as of September 30, 2012 in the Issuer’s most recent Form 6-K filed with the Securities and Exchange Commission on November 20, 2012. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer.

CUSIP No. 656567401	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Joseph Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (see Item 4)
	6	SHARED VOTING POWER 3,672,208 American Depositary Shares (representing Class B Preferred Shares)*
	7	SOLE DISPOSITIVE POWER 0 (see Item 4)
	8	SHARED DISPOSITIVE POWER 3,672,208 American Depositary Shares (representing Class B Preferred Shares)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,672,208 American Depositary Shares (representing Class B Preferred Shares)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5% of the Class B Preferred Shares*
12	TYPE OF REPORTING PERSON IN

*

Joseph Lewis is currently the beneficial owner of 3,672,208 American Depositary Shares (“ADS”) representing 183,610.4, or 12.5%, of the Class B Preferred Shares of Nortel Inversora S.A. (the “Issuer”), based on 1,470,455 Class B Preferred Shares stated to be outstanding as of September 30, 2012 in the Issuer’s most recent Form 6-K filed with the Securities and Exchange Commission on November 20, 2012. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13G initially filed on June 23, 2010 (the “Original Filing”), as amended on November 18, 2012 (“Amendment No. 1”) and February 10, 2012 (“Amendment No. 2”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in Amendment No. 1, Amendment No. 2 or this Amendment No.3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing, as amended. This Amendment No. 3 is being filed to reflect the Reporting Persons’ beneficial ownership of the Issuer’s outstanding Common Shares as of December 31, 2012.

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,672,208 ADS, representing 183,610.4 Class B Preferred Shares

(b)	Percent of class:

12.5% of the Class B Preferred Shares

(c)	Number of ADS as to which the Reporting Persons have:

(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

3,672,208 ADS, representing 183,610.4 Class B Preferred Shares*

(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

3,672,208 ADS, representing 183,610.4 Class B Preferred Shares*

*	Berkley Ventures has shared voting power and shared dispositive power with respect to 3,563,640 ADS, representing 178,182 Class B Preferred Shares, which it owns directly. Berkley Capital has shared voting power and shared dispositive power with respect to 108,568 ADS, representing 5428.4 Class B Preferred Shares, which it owns directly. Joseph Lewis has shared voting power and shared dispositive power with regard to the 3,672,208 ADS, representing 183,610.4 Class B Preferred Shares, owned directly by Berkley Ventures and Berkley Capital.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Berkley Ventures has the right to receive dividends and the proceeds from the sale of the Shares held by the Berkley Ventures. Only Berkley Capital has the right to receive dividends and the proceeds from the sale of the Shares held by the Berkley Capital. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

NORTEL INVERSORA S.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013	BERKLEY VENTURES LTD.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

BERKLEY CAPITAL MANAGEMENT LTD.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
	Name:	Joseph Lewis, Individually